Exhibit 99.1

SuperCom Reports 8x Year-on-Year Growth in EBITDA and
Record Financial Results for the Third Quarter of 2014

Revenue of $9.1 million; EBITDA of $4.2 million (46% margin), EPS of $0.30

HERZLIYA, Israel, Nov. 3, 2014 -- SuperCom Ltd ( NASDAQ : SPCB), a leading provider of Electronic Intelligence Solutions for e-Government, Public Safety, and HealthCare, today announced its results for the third quarter of 2014.

Financial Highlights of the third quarter of 2014 compared to the third quarter of 2013

•	Revenue increased by 352% to $9.1 million compared to $2.0 million last year

•	GAAP operating income increased by 672% to $3.7 million compared to $0.5 million last year

•	Non-GAAP operating income was $4.1 million compared to $0.5 million last year

•	EBITDA was $4.2 million (46% margin) compared to $0.5 million (25% margin) last year

•	Non-GAAP earnings per share of $0.30 compared to $0.05 last year

Sequential Quarterly Financial Highlights (U.S. dollars in thousands)

	Q3	Q2	Q1
	2014	2014	2014

REVENUES	9,104	7,056	5,308
EBITDA	4,163	2,607	1768
EBITDA MARGIN	46%	37%	33%
Non-GAAP EPS	$0.30	$0.19	$0.13

Net Cash provided by operation activities in the third quarter – $3.8 million

"We are very pleased to report three consecutive quarters of strong growth in our revenues and EBITDA. Keeping tight control over our cost structure while growing revenues has allowed us to not only increase our operating margins, but also invest more in R&D. This, along with growing market demand, an increasing number of ongoing contracts around the world and an expanding pipeline gives us confidence in implementing our business plan for 2015 and beyond," commented Mr. Arie Trabelsi, President and CEO of SuperCom.

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Operational Highlights to-date in 2014

•	New contracts totaling $57 million in size
•	Seamless integration of the SmartID division into SuperCom;
•	Introduction of the enhanced PureSecurity Electronic Monitoring Suite, giving SuperCom a strong position in the M2M and IOT (Internet of Things) space;
•	Introduction of the new mobile payments suite, m-Pay, including the SuperPOS, PureMoney, SuperPay, and SafeMoney solutions;
•	New implementation of Biometric e-Visa, e-Gate, e-Passport, and Resident Identification Systems to enhance national security while stimulating economic growth;
•	Strategic hires for the management team that are increasing our international capabilities;

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Continued Mr. Trabelsi, "I am very proud of the performance of our growing R&D and sales teams, which are developing innovative next generation product lines and deploying them effectively into the growing e-Government, M2M, IOT, and payments markets. Our operations and support teams have also continued to perform exceptionally by increasing operational efficiencies while strengthening our relationships and improving customer satisfaction."

Results Conference Call

The Company will host a conference call today, Monday, November 3, 2014 at 11:00 am ET. Company management will host the call and will be available to answer investors' questions after presenting the results of the third quarter.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1 888 281 1167	at 11:00 am Eastern Time
Israel:	03 918 0644	at 6:00 pm Israel Time
International:	+972 3 918 0644

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Matthew Selinger	Ordan Trabelsi, President, North America
MZ Group	Tel: 1 212 675 4606
Tel: +1-949-298-4319	ordan@supercom.com
mselinger@mzgroup.us

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This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2014	2013
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	5,490	2,673
Restricted bank deposits	525	85
Trade receivable, net	11,213	3,096
Deferred tax short term	1,750	2,183
Other accounts receivable and prepaid expenses	966	3,365
Inventories, net	1,103	707

Total current assets	21,047	12,109

LONG-TERM ASSETS
Severance pay funds	325	294
Deferred tax long term	4,363	3,930
Customer Contracts	7,380	8,100
Software and other IP	5,745	6,210
Goodwill	889	889
Property & equipment, net	451	176

Total Assets	40,200	31,708

CURRENT LIABILITIES
Short-term bank credit	24	1
Trade payables	2,541	1,689
Employees and payroll accruals	963	419
Related parties	338	434
Accrued expenses and other liabilities	1,497	3,636
Short-term liability for future earn-out	1,481	1,978

Total current liabilities	6,844	8,157

LONG-TERM LIABILITIES
Long-term liability for future earn-out	3,760	3,760
Accrued severance pay	527	399

Total long-term liabilities	4,287	4,159

SHAREHOLDERS' EQUITY:
Ordinary shares	936	904
Additional paid-in capital	58,041	55,530
Accumulated deficit	(29,908)	(37,042)

Total shareholders' equity	29,069	19,392

Total Liabilities and Shareholders' Equity	40,200	31,708

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months Ended September 30	Three months Ended September 30
	2014	2013
	Unaudited

REVENUES	9,104	2,014
COST OF REVENUES	2,192	354

GROSS PROFIT	6,912	1,660

OPERATING EXPENSES:
Research and development	949	122
Selling and marketing	1,659	749
General and administrative	569	305

Total operating expenses	3,177	1,176

OPERATING INCOME	3,735	484
FINANCIAL EXPENSES, NET	51	45

INCOME BEFORE INCOME TAX	3,684	439
INCOME TAX BENEFIT	-	1,047

NET INCOME FOR THE PERIOD	3,684	1,486

Basic	0.27	0.16
Basic, excluding extraordinary income tax benefit	0.27	0.05

Diluted	0.27	0.15
Diluted, excluding extraordinary income tax benefit	0.27	0.04

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended September 30,
	2014	2013
	Unaudited	Unaudited

GAAP gross profit	6,912	1,660
Amortization of Software and IP	155	-

Non-GAAP gross profit	7,067	1,660

GAAP operating income	3,735	484
Amortization of Software and IP	155	-
Amortization of Customer Contracts	240	-

Non-GAAP operating income	4,130	484

GAAP net income	3,684	1,486
Amortization of Software and IP	155	-
Amortization of Customer Contracts	240	-
Income Tax Benefit	-	1,047
Non-GAAP net income	4,079	439

Non-GAAP Basic EPS	0.30	0.05

GAAP net income for the period	3,684	1,486
Income tax benefit	-	(1,047)
Financial expenses, net	51	45
Depreciation and amortization	428	14
EBITDA *	4,163	498

*EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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SUPERCOM LTD.

SUMMARY OF THE CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

Three months Ended September 30
2014

Net cash provided by operating activities	3,773

Net cash used in investing activities	(372)

Net cash provided by financing activities	30

Increase in cash and cash equivalents	3,431
Cash and cash equivalents as of June 30, 2014	2,059

Cash and cash equivalents as of September 30 , 2014	5,490

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